[Medivation Letterhead]

VIA EDGAR

January 2, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Joel Parker, Accounting Branch Chief
Tabatha Akins, Staff Accountant

Re:	Medivation, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-32836

Ladies and Gentlemen:

Medivation, Inc. is electronically transmitting this letter to the Staff of the Securities and Exchange Commission in response to comments received from the Staff contained in the letter from the Staff, dated December 21, 2012, with respect to Medivation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed by Medivation with the SEC on February 29, 2012.

This letter will confirm that Medivation intends to file its written response to the Staff’s comment letter no later than Monday, January 21, 2013. Please contact me at (415) 829-4101, or Kenneth Guernsey of Cooley LLP at (415) 693-2091 with any questions or comments.

Sincerely,

/s/ C. Patrick Machado

C. Patrick Machado

Chief Business Officer and Chief Financial Officer